WASTEMASTERS, INC.
                           Promenade II, Suite 2545
                            1230 Peachtree Street
                            Atlanta, Georgia  30309

                               AMENDMENT NO. 1
                                     TO
       INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

            NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

     This Information Statement (the "Information Statement") is being mailed on or about November 26, 1997, to the holders of record at the close of business on November 18, 1997, of the common stock, par value $0.01 per share (the "Common Stock"), and the Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of WasteMasters, Inc., a Maryland corporation (formerly F & E Resource Systems Technology, Inc.) (the "Company"), in connection with the appointment of certain persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. You are urged to read this Information Statement carefully. However, no action is required by the shareholders of the Company in connection with the appointment of the new directors.

     This Information Statement is being distributed pursuant to the requirement of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.


            INFORMATION RELATING TO THE COMPANY'S VOTING SECURITIES

     As of the close of business on November 18, 1997, the Company had outstanding 34,794,712 shares of Common Stock and 5,000,000 shares of Preferred Stock. Each share of Common Stock and each share of Preferred Stock is entitled to one vote on all matters which may be voted upon at a meeting of stockholders.


             TRANSACTION WITH CONTINENTAL INVESTMENT CORPORATION

     Pursuant to the terms of a Stock Issuance and Stock Purchase Agreement, dated as of September 6, 1997 (the "Stock Purchase Agreement"), between the Company, Continental Investment Corporation, a Georgia corporation ("Continental"), and Continental Technologies Corporation of Georgia (a wholly-owned subsidiary of Continental), a Georgia corporation ("Continental Technologies"), the Company acquired 400,000 shares of the common stock, par value $0.50 per share, of Continental (the "Continental Common") and an option to purchase up to 100,000 additional shares of Continental Common for a period of five years at an exercise price of $23.00 per share (the "Continental Option"). In consideration for the Continental Common and the Continental Option, the Company (i) issued to Continental 4,500,000 shares of its authorized but previously unissued Common Stock and 5,000,000 shares of its authorized but previously unissued Preferred Stock, being all of the Company's authorized preferred stock, and (ii) conveyed to Continental Technologies 100% of the issued and outstanding shares of the capital stock of Rye Creek/Trantex and WasteMasters of Georgia, Inc., both of which were subsidiaries of the

Company. The Stock Purchase Agreement also provided for the delivery of voting proxies, irrevocable for a period of one year from September 6, 1997, in favor of Continental from six stockholders of the Company representing 9,358,169 shares of the Company's Common Stock (of which Continental expects to exercise proxies for 7,752,216 shares of the Company's Common Stock), and the issuance to Continental of a Warrant, pursuant to which Continental may acquire up to 100,000,000 shares of the Company's Common Stock in exchange for up to 1,000,000 shares of Continental Common, for a period of two years. Further, as stipulated in the Stock Purchase Agreement, of the 400,000 shares of the Continental Common received in the exchange, 100,000 shares were received for the sale of the capital stock of Rye Creek/Trantex and WasteMasters of Georgia, Inc., and the remaining 300,000 shares of Continental Common, valued at $23.50 per share, were received for the issuance of WasteMasters Common Stock and Preferred Stock. The Preferred Stock is convertible into Common Stock, at the option of Continental, at the rate of
5.1 shares of common for each share of preferred.

The 9,500,000 aggregate shares of the WasteMasters Preferred Stock and Common Stock owned by Continental represents 23.9% of the total of the Common Stock and Preferred Stock issued and outstanding. When combined with the 7,752,216 shares of Common Stock on which Continental holds irrevocable proxies that can be exercised, Continental is entitled to vote 17,252,216 shares of the voting securities of the Company, which represents 43.4% of the total voting securities outstanding and entitled to vote at a meeting of stockholders. If all of the Preferred Stock were converted to Common Stock, 25,500,000 shares of Common Stock would be issued and the 5,000,000 shares of Preferred Stock would be canceled, resulting in a net increase in outstanding voting securities of 20,500,000 shares and, on a post-conversion basis, Continental would own 30,000,000 shares of Common Stock, or 49.8% of the total voting securities. If further combined with the 7,752,216 shares on which Continental holds a proxy, Continental would be entitled to vote 62.6% of the total voting securities. However, the Company does not presently have adequate authorized shares from which to issue additional shares of Common Stock should Continental exercise its right to convert, and the future ability of the Company to issue additional shares to Continental is dependent upon the approval of shareholders at a meeting to increase the number of authorized shares. Thus far, Continental has not sought to exercise its right to convert the shares of Preferred Stock into shares of Common Stock.

Previously, on July 30, 1997, pursuant to a Securities Purchase Agreement between Continental and Infinity Investors Limited, Continental acquired all of the outstanding 8% convertible debentures of WasteMasters, Inc. (the "Debentures") with an outstanding principal amount of $3,161,800 in the aggregate, and then accrued interest of approximately $296,297. On
September 29, 1997, Continental sold and conveyed the Debentures, together with the then accrued interest of approximately $338,570, to Nikko Trading of America Corporation ("Nikko"). Series A Debentures totaling $1,161,800 principal amount are due April 12, 1998 and the Series B Debentures, which total $2,000,000 principal amount are due June 26, 1998. Under the provisions of the Debentures, as modified by the Board of Directors on August 28, 1997, the Debentures may be converted into shares of Common Stock of the Company at the option of the holder based upon a conversion price for each share equal to $0.255 of the unpaid principal balance, accrued and unpaid interest, penalties and/or costs due to the holder of the Debentures. Based upon the outstanding principal amount of $3,161,800 and accrued interest to November 18, 1997 of approximately $372,527, the total amount that could be converted into shares of Common Stock of the Company is approximately $3,534,327. If Nikko should exercise its right to convert the total amount due, approximately 13,860,106 shares of Common Stock would be newly issued by the Company to Nikko, which would represent 25.8% of the total voting shares outstanding on a post-conversion basis, or 26.8% when combined with the 514,000 shares presently owned by Nikko. However, the Company does not presently have adequate authorized shares from which to issue additional shares should Nikko exercise its right to convert, and the future ability of the Company to issue additional shares to Nikko is dependent upon the approval of shareholders at a meeting to increase the number of authorized shares.
Thus far, Nikko has not sought to exercise its right to convert the Debentures into shares of Common Stock.

     The Stock Purchase Agreement was attached as an Exhibit to the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 1997. The description in this Information Statement of the Stock Purchase Agreement and its terms and conditions is qualified in its entirety by reference to the Stock Purchase Agreement and the respective exhibits and schedules thereto and is not, and does not purport to be, complete.

     As described above, Continental presently owns 23.9% of the aggregate of the outstanding Common Stock and Preferred Stock of the Company. With the shares owned by Continental and the irrevocable proxies for 7,752,216 shares that Continental may exercise, Continental is entitled to vote 43.4% of the total voting securities outstanding and entitled to vote at a meeting of stockholders. If the Preferred Stock owned by Continental were converted to Common Stock, and if the Debentures owned by Nikko, together with accrued interest thereon, were converted to Common Stock, then Continental would then be entitled to vote 50.9% of the total voting securities of the Company, and Nikko would own and be entitled to vote 19.4% of the total voting securities of the Company. However, as described more fully above, the Company does not presently have the necessary amount of authorized Common Stock to allow the conversion of either the Preferred Stock or the Debentures.


                             BOARD OF DIRECTORS

Change in the Majority of Board of Directors

     At a special meeting of the Board of Directors held on September 2, 1997, the Board authorized an increase in its size from five to seven members and the Board accepted the resignations of three of its members. The members resigning were Julius W. Basham, II, Robert Fahey, and Paul Williamson. The continuing directors are Richard D. Masters and A. Leon Blaser, Ph.D. Thereafter, the Board elected Douglas C. Holsted, William L. Hutchinson, J. B. Morris, S. Theis Rice and R. D. Sterritt, Jr. to fill the vacancies so created. Also, at the special meeting of the Board, the Board elected J. B. Morris as Interim President and G. Michael Lawshe as Secretary of the Company and R. D. Sterritt, Jr. as Chairman of the Board. Subsequently, Douglas C. Holsted was appointed Acting Chief Financial Officer.

Directors and Executive Officers

     The Board of Directors of the Company currently consists of the seven members listed in the following table. Directors are elected for one year terms or until their successors are elected and qualified or until earlier resignation or removal. At the annual meeting of stockholders, to be held in December, 1997, nominations will be voted upon to serve as members of the Board of Directors for 1998, or until the next annual meeting of stockholders.

         Name                     Age                      Title
-------------------------       --------        ----------------------------

R. D. Sterritt, Jr.               41            Chairman of the Board, Chief
                                                Executive Officer, Executive
                                                Committee Member
J. B. Morris                      57            Interim President and Director
A. Leon Blaser, Ph.D.             54            Director
Douglas C. Holsted, CPA           37            Acting Chief Financial
                                                Officer, Director and
                                                Executive Committee Member
William L. Hutchinson             39            Director, Executive Committee
                                                Member
Richard D. Masters                53            Director
S. Theis Rice                     46            Director, Executive Committee
                                                Member


     The following information sets forth the backgrounds and business experience of the newly-appointed directors. The information concerning the background and experience of the continuing directors, their compensation and securities ownership was reported in Part III, Items 10 and 11 (pages 45 through 48) of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, filed with the Securities and Exchange Commission on
April 15, 1997, of which are hereby incorporated by reference.

     R. D. Sterritt, Jr. was elected as Chairman of the Board of Directors on September 2, 1997, and was appointed as the Company's Chief Executive Officer and as a member of the Executive Committee of the Company's Board on November 7, 1997. Since July 1, 1991, Mr. Sterritt has served as the President, Chief Executive Officer and Chairman of the Board of Directors of Continental Investment Corporation of Dallas, Texas, a publicly owned company engaged in waste management and other businesses. Since 1980, he has served as Chairman of the Board of Directors of Sterritt Energy, Inc., a company involved in oil and gas production and as President of Sterritt Investments, Inc., an investment company. Mr. Sterritt also has had extensive experience in the acquisition, development and management of shopping centers, apartments and office buildings in the sunbelt area.

     J. B. Morris has served as Interim President of the Company since September 2, 1997. Mr. Morris has owned and managed brokerage, syndication and commercial real estate companies since the early 1970s and has been a consultant in aviation, oil and gas, and sports business ventures. He has been a member of the Board of Directors of Continental Investment Corporation since 1991.

     Douglas C. Holsted, CPA serves as a member of the Executive Committee of the Company's Board and, on November 7, 1997 was appointed to serve as Acting Chief Financial Officer. He is currently Chief Executive Officer of Sales Equipment Company in Oklahoma City, Oklahoma, which is in the business of distributing equipment in the pressurized gas industry. From 1991 through 1995, he was the Chief Financial Officer of the Dwyer Group of Waco, Texas, a publicly owned company in the franchise industry.

     William L. Hutchinson serves as a member of the Executive Committee of the Company's Board. Since 1983, he has been President of Dunhill Partners, Inc., an investment and brokerage firm in Dallas, Texas, specializing in the acquisition, syndication and management of investments in commercial real estate.

     S. Theis Rice serves as a member of the Executive Committee of the Company's Board. Mr. Rice has served in various capacities with Trinity Industries, Inc., of Dallas, Texas, since 1989. Since 1994, he has been Senior Corporate Counsel and Corporate Environmental Director, responsible for all aspects of Trinity's environmental compliance. Trinity Industries, Inc., is a diversified industrial corporation listed on the New York Stock Exchange.


      SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The only newly appointed director who is a beneficial owner of any the Company's equity securities is William L. Hutchinson, who is the beneficial owner of 4,900 shares of the Company's Common Stock.


                           EXECUTIVE COMPENSATION

     No compensation to officers or directors was paid for the period from September 2, 1997 through November 18, 1997.


                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        /S/ G. Michael Lawshe
                                        ----------------------------------
                                        G. MICHAEL LAWSHE
                                        CORPORATE SECRETARY

Date: January 21, 1998